UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CLARIVATE PLC
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G21810109
(CUSIP Number)

Julia Wallon Selige Co-Investor Pooling S.C.Sp
1 Route d’Esch, L-1470
Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020
(Date of Event which Requires Filing of this Statement)

With Copy to:

James McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G21810109	Schedule 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Selige Co-Investor Pooling Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,089,963.0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,089,963.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,089,963.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*
Based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which is calculated based on 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020.

CUSIP No. G21810109	Schedule 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Selige Co-Investor Pooling S.C.Sp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,089,963.0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,089,963.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,089,963.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*
Based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which is calculated based on 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020.

CUSIP No. G21810109	Schedule 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castik Capital S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,089,963.0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,089,963.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,089,963.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*
Based on 604,050,664 ordinary shares outstanding as of October 1, 2020, which is calculated based on 387,366,886 shares of Common Stock outstanding as of July 28, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020, and 216,683,778 ordinary shares issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 1, 2020.

CUSIP No. G21810109	Schedule 13D	Page 5 of 15 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is ordinary shares of Clarivate plc (the “Shares”), a public limited company organized under the laws of the Island of Jersey, (the “Issuer”), with its principal executive offices located at Friars House, 160 Blackfriars Road, London SE1 8EZ, United Kingdom.

Item 2. Identity and Background.

This Statement is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Selige Co-Investor Pooling Limited, a company organized under the laws of Jersey (“Selige”);
(ii)	Selige Co-Investor Pooling S.C.Sp, a société en commandite spéciale organized under the laws of Luxembourg; and
(iii)	Castik Capital S.à r.l., a société à responsabilité limitée company organized under the laws of Luxembourg (“Castik Capital”).

Selige has its registered office at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. The principal business of Selige is to function as a holding company. Current information concerning the identity and background of the directors and officers of Selige is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Selige Co-Investor Pooling S.C.Sp has its registered office at 1 Route d’Esch, L-1470 Luxembourg. The principal business of Selige Co-Investor Pooling S.C.Sp is to function as a holding company. Selige Co-Investor Pooling S.C.Sp is the sole shareholder of Selige and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Selige. Current information concerning the identity and background of the directors and officers of Selige Co-Investor Pooling S.C.Sp is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Castik Capital has its registered address at 1 Route d’Esch, L-1470 Luxembourg. The principal business of Castik Capital is to function as a manager of private equity funds that identifies and develops investment opportunities across Europe. Funds under the management of Castik Capital are shareholders of Selige Co-Investor Pooling S.C.Sp and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Selige Co-Investor Pooling S.C.Sp. Several of the Limited Partners invested into funds managed by Castik Capital S.à r.l. are co-investors in Selige Co-Investor Pooling S.C.Sp. Current information concerning the identity and background of the directors and officers of Castik Capital is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Support Agreement as defined and described in Item 4 of this Schedule 13D was entered into by and among Castik Capital, the Issuer, the Indirect Sellers (as defined herein) (including Selige), the Sponsors (as defined herein) and the Seller Aggregator (as defined herein). Each of the Indirect Sellers, the Sponsors and the Seller Aggregator entered into the Support Agreement as an inducement to the Buyer Parties’ (as defined herein) willingness to enter into the Purchase Agreement described in Item 4 of this Schedule 13D (the terms of which are

CUSIP No. G21810109	Schedule 13D	Page 6 of 15 Pages

hereby incorporated by reference). No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Support Agreement.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis.

Purchase Agreement

On July 29, 2020, the Issuer entered into an agreement (the “Purchase Agreement”) with Redtop Holdings Limited (the “Seller”), a portfolio company of Leonard Green & Partners, L.P. (“LGP”) to acquire CPA Global, an intellectual property software management and technology-enabled services company, in exchange for newly issued shares of the Issuer (the “Transaction”). Under the Purchase Agreement, the Issuer will issue up to 218,306,663 Shares to the Seller, representing roughly 35% pro forma fully diluted ownership of the Issuer, as consideration to purchase 100% of the equity interest in CPA Global. As discussed below, the Issuer will acquire such shares through its subsidiaries Camelot U.K. Bidco Limited (the “U.K. Buyer”) and Clarivate IP (US) Holdings (the “U.S. Buyer”) (together with the Issuer, the “Buyer Parties”)), which will buy 100% of the equity interest of (i) the Seller’s indirect beneficial ownership in CPA Global Limited (the “U.S. Acquired Company”) and (ii) its direct beneficial ownership in CPA Global Group Holdings Limited (the “U.K. Acquired Company”).

Prior to the completion of the Transaction (“Closing”), the U.K. Acquired Company distributed 100% of the equity securities of the U.S. Acquired Company such that the Seller would beneficially own 100% of the U.S. Acquired Company’s equity securities immediately before Closing. The U.S. Buyer then purchased 100% of the equity securities of the U.S. Acquired Company while the U.K. Buyer bought 100% of the equity securities of the U.K. Acquired Company immediately thereafter.

Prior to the Transaction, funds advised by LGP and Castik Capital were major shareholders of CPA Global.

Additional Agreements to Effect the Transaction

In connection with the Transaction, several other transaction agreements were contemplated in conjunction with the Purchase Agreement (together, with the Purchase Agreement, the “Transaction Agreements”), including:

•          a Support Agreement, dated July 29, 2020, between and among (i) the Issuer, (ii) certain funds controlled by LGP and Castik Capital (the “Indirect Sellers”), (iii) LGP and Castik Capital (collectively, the “Sponsors”) and (v) Capri Acquisitions Topco Limited, a private limited company organized under the laws of the Island of Jersey (“Capri TopCo” or the “Seller Aggregator”) (the “Support Agreement”);

•          an Investor Rights Agreement, entered into at Closing, between and among (i) the Issuer, (ii) the Seller, (iii) Capri TopCo, (iv) Selige (the “Castik Investor”), (v) Elgin Investment Holdings Limited (the “Baring Investor”), (vi) NGB Corporation (the “NGP Investor”), (vii) the LGP Investors (as defined in the agreement), (viii) the Partners Group Investors (as defined in the agreement), (ix) the Onex Investors (as defined in the agreement), (x) the Churchill Founders (as defined in the agreement) and (xi) the Sponsors (solely for certain limited purposes under the agreement) (the “Investor Rights Agreement”); and

•          a Registration Rights Agreement, entered into at Closing, between and among (i) the Issuer, (ii) the LGP Investors, the Castik Investor, the Partners Group Investors and the NGB Investors (and their respective permitted transferees under the agreement) (collectively, the “Kevlar Investors”), (iii) the Onex Investors (and their respective permitted transferees under the agreement), (iv) the Baring Investor (and its respective permitted transferees under the agreement), (v) the Churchill Founders (as defined in the agreement) (and their respective permitted transferees under the agreement) and (vi) each Investor (as defined in the agreement) from time to time party thereto (the “Registration Rights Agreement”).

Set forth below is a description of each of the above agreements.

CUSIP No. G21810109	Schedule 13D	Page 7 of 15 Pages

Support Agreement

As part of the Transaction, the Issuer, Castik Capital (of which several of the funds under its management, alongside other co-investors,  held an estimated 20% ownership interest in CPA Global), several Indirect Sellers (which indirectly owned a majority of the equity securities of the U.S. Acquired Company and the U.K. Acquired Company (the “Acquired Company Securities”) and are controlled by their respective Sponsors) and others entered into the Support Agreement. Castik Capital is party to the Support Agreement as a Sponsor to certain Indirect Sellers. Selige is also a party to the Support Agreement as an Indirect Seller (as it is ultimately controlled by Castik Capital).

The Support Agreement has since been duly terminated in accordance with its terms following Closing.

Investor Rights Agreement

At Closing, the Issuer entered into the Investor Rights Agreement with the Seller, including affiliates of LGP, and certain shareholders of the Issuer, including the Castik Investor, the Baring Investor, the NGP Investor, the LGP Investors, the Partners Group Investors and the Churchill Founder. The Investor Rights Agreement establishes the rights, responsibilities, arrangements and restrictions with respect to the parties’ ownership of the Issuer’s shares, the governance of the Issuer and other related matters.

Under the Investor Rights Agreement, LGP will be given the right to nominate two members of the Issuer’s board of directors for so long as LGP maintains ownership of at least 10% of the Issuer’s outstanding shares, and one member of the board for so long as LGP maintains ownership of at least 5% of the Issuer’s outstanding shares.

Under the Investor Rights Agreement, LGP, the Partners Group Investors and Castik Capital will be subject to a lock-up, prohibiting them from transferring or disposing the Shares until October 1, 2021, subject to certain exceptions. In addition, the Onex Investors (and their respective permitted transferees under the Investor Rights Agreement) and the Baring Investors (and their respective permitted transferees under the Investor Rights Agreement) will agree not to dispose of the approximately 99.2 million ordinary shares they currently hold during this lock-up period, except that with the approval of the Issuer’s chief executive officer, they may sell up to 49.6 million ordinary shares beginning on or after Closing. Castik Capital may consider disposing its Shares following the lock-up.

In connection with a registered sale of the Shares, the Investor Rights Agreement prohibits the Castik Investor, its permitted transferees under the Investor Rights Agreement and Castik Capital (together with all investment funds or vehicles controlled, managed or advised by Castik Capital) (collectively, the “Castik Group”) from, inter alia, acquiring or agreeing to acquire any the Issuer’s securities or any assets of the Issuer or its subsidiaries. However, the restrictions under the standstill will cease to apply to the Castik Group on the day its aggregate ownership interest of the Issuer’s shares is less than 5%. Furthermore, such restrictions do not affect the Castik Group’s ability to hold or vote its Shares or its rights under the Investor Rights Agreement.

Registration Rights Agreement

At Closing and in connection with the entry into the Purchase Agreement, the Issuer and several other investors, among others, entered into the Registration Rights Agreement, pursuant to which the Issuer will provide Castik Capital with demand and piggyback registration rights with respect to certain of the Shares which may be disposed of through a registered offering (the “Registrable Securities”). Castik Capital, acting with certain other shareholders of the Issuer (namely, the other Kevlar Investors, the Onex Investors, the Baring Investors and the Churchill Founders (which include (i) their respective permitted transferees under the Registration Rights Agreement that hold Registrable Securities and (ii) those persons whose names appear under the respective signature pages of such Investors thereto in the Registration Rights Agreement), will be entitled to cause the Issuer to register its ordinary shares for registered resales under the Securities Act of 1993 (the “Securities Act”) upon the expiration of the lock-up period described above.

CUSIP No. G21810109	Schedule 13D	Page 8 of 15 Pages

Under the terms of the Registration Rights Agreement, the Issuer must prepare and cause to be declared effective by October 1, 2021 a prospectus supplement and/or post-effective amendment to its existing shelf registration statement (or prepare and file an altogether new registration statement to effect the sale or distribution of Registrable Securities) of all Registrable Securities on a delayed or continuous basis.

Demand Registration Rights

The Kevlar, Onex and Baring Investors, amongst others, may request the Issuer to register and/or assist in the sale of all or some of the Registrable Securities held by such parties. If the intended method of disposal is an underwritten offering, the aggregate gross proceeds from the sale of the securities in such offering must be expected to equal or exceed $250,000,000. Furthermore, the Issuer is not obligated to effect or facilitate any registration in the event that, after October 1, 2021, four or more registrations that are underwritten offerings (excluding block trades) or eight or more registrations that are block trades have been participated in (or afforded the opportunity to participate in) by the requesting investor within the 12-month period immediately preceding the request.

Piggyback Registration Rights

Castik Capital, along with certain other shareholders of the Issuer, is afforded piggyback rights with respect to both offers of securities by certain other investors as well as the Issuer. Under the Registration Rights Agreement, if the intended method of sale (either primary or secondary) is an underwritten offering (including a block trade), then the Issuer must notify the other shareholders whose Registrable Securities are not subject to restrictions under the Investor Rights Agreement. Specifically, the Issuer would need to provide advanced notice to such investors and to effect the registration, as soon as reasonably practicable, of (i) all Registrable Securities made under the demand registration rights by the requesting investor and (ii) all other Registrable Securities made by the other investors requesting inclusion (the “Piggyback Investors”). The Piggyback Investors have a set timeframe (specified by the Issuer in the advanced notice) to confirm that they will be participating in the registration.

Covered Sales

Castik Capital may also conduct unregistered offerings pursuant to Rule 144 of the Securities Act (“Rule 144”), which are considered “covered sales” under the terms of the Registration Rights Agreement. Covered sales are all sales for value by Castik Capital that are not a sale in an underwritten offering. After October 1, 2021, certain investors of the Issuer (namely, the Kevlar Investors, the Onex Investors, the Baring Investors and the Churchill Founders, along with their respective permitted transferees under the Registration Rights Agreement) proposing to effect a Covered Sale must notify other such investors at least two business days in advance. The remaining investors will then have the opportunity to sell a portion of their own securities equal to such investor’s pro rata portion. Furthermore, under the Registration Rights Agreement, the Issuer is contractually obligated to meet the current public information requirements under Rule 144 so that such investors, amongst others, can sell Registrable Securities without registration under the Securities Act based on the exemption provided by Rule 144.

The foregoing description of the Purchase Agreement, the Investor Rights Agreement, the Registration Rights Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a), (b)

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Transaction Agreements described in this Schedule 13D.

The Kevlar Investors, the Onex Investors, the Baring Investors and the Churchill Founders (which include (i) their respective permitted transferees under the Registration Rights Agreement that hold Registrable Securities

CUSIP No. G21810109	Schedule 13D	Page 9 of 15 Pages

and (ii) those persons whose names appear under the respective signature pages of such Investors thereto in the Registration Rights Agreement) (as described in Item 4) may be deemed to constitute a 'person' or 'group' within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of the securities reported herein, and neither the filing of this Schedule 13D nor any of its content shall be construed as an admission of such beneficial ownership. Membership in any group is also hereby expressly disclaimed.
As a result of the Transaction, the Reporting Persons may be deemed to be the beneficial owner of 38,089,963 Shares of the Issuer, representing approximately 6.3% of the issued and outstanding Shares of the Issuer.

The Reporting Persons may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 38,089,963 Shares of the Issuer, representing approximately 6.3% of the issued and outstanding Shares of the Issuer.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any shares in the Issuer.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

Neither the Reporting Persons and, to the best knowledge of the Reporting Persons, no person other than the applicable investors of the Issuer described in this Schedule 13D, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Persons and any other person or entity referred to in Item 2 (including those listed in Annex A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1
Purchase Agreement, dated July 29, 2020, between and among Redtop Holdings Limited, Camelot U.K. Bidco Limited, Clarivate IP (US) Holdings Corporation and Clarivate plc (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2020)

Exhibit 99.2
Form of Investor Rights Agreement between and among Clarivate plc, Capri Acquisitions Topco Limited, Redtop Holdings Limited and the other persons whose names appear on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2020)

Exhibit 99.3
Form of Registration Rights Agreement between and among Clarivate plc and the other persons whose names appear on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2020)

CUSIP No. G21810109	Schedule 13D	Page 10 of 15 Pages

Exhibit 99.4	Joint Filing Agreement, dated October 13, 2020, by and among the Reporting Persons

CUSIP No. G21810109	Schedule 13D	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Date: October 13, 2020	SELIGE CO-INVESTOR POOLING LIMITED

	By:	/s/ Michal Pawlica
	Name:	Michal Pawlica
	Title:	Director

Date: October 13, 2020	SELIGE CO-INVESTOR POOLING S.C.SP

	By:	/s/ Morgan Pacalin
	Name:	Morgan Pacalin
	Title:	Manager

SELIGE CO-INVESTOR POOLING S.C.SP

	By:	/s/ Dan Arendt
	Name:	Dan Arendt
	Title:	Manager

Date: October 13, 2020	CASTIK CAPITAL S.À R.L.

	By:	/s/ Julia Wallon
	Name:	Julia Wallon
	Title:	Manager

CASTIK CAPITAL S.À R.L.

	By:	/s/ Dan Arendt
	Name:	Dan Arendt
	Title:	Manager

CUSIP No. G21810109	Schedule 13D	Page 12 of 15 Pages

ANNEX A

Selige Co-Investor Pooling Limited

Selige is a a company incorporated in Jersey with its registered office at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

During the past five years, Selige has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Selige from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Selige and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Selige	Citizenship	Principal Occupation / Business Address(es)
Paul Anderson Director	UK

Head of Management Incentives of Mourant Governance Services, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Michal Pawlica Director	Poland
Director, Client Services of Mourant Governance Services, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Michael Phillips Director	Canada
Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

To the best of Selige’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CUSIP No. G21810109	Schedule 13D	Page 13 of 15 Pages

Selige Co-Investor Pooling S.C.Sp

Selige Co-Investor Pooling S.C.Sp is a société en commandite spéciale, whose registered office is located at 1 Route d’Esch, L-1470 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (R.C.S. Luxembourg) under number B 23224.

During the past five years, Selige Co-Investor Pooling S.C.Sp has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Selige Co-Investor Pooling S.C.Sp from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Selige Co-Investor Pooling S.C.Sp and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Selige Co-Investor Pooling S.C.Sp	Citizenship	Principal Occupation / Business Address(es)
Michael Phillips Manager	Canada
Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Dan Arendt Manager	Luxembourg
Advisory Partner of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Morgan Pacalin Manager	France	Financial Controller of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

To the best of Selige Co-Investor Pooling S.C.Sp’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CUSIP No. G21810109	Schedule 13D	Page 14 of 15 Pages

Castik Capital S.à r.l.

Castik Capital is a Luxembourg company (a société à responsabilité limitée), with its registered address at 1 Route d’Esch, L-1470 Luxembourg.

During the past five years, Castik Capital has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Castik Capital from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Castik Capital and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Castik Capital	Citizenship	Principal Occupation / Business Address(es)
Michael Phillips Manager and Investment Partner	Canada
Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Dan Arendt Manager and Advisory Partner	Luxembourg
Advisory Partner of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Julia Wallon Manager and Finance Director	Germany	Finance Director of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

To the best of Castik Capital’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.